

AB
3/11

SEC
Mail Processing
Section

UNIT
SECURITIESANDE
Washington, D.C. 20549

12013939

FEB 27 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11_____ AND ENDING___12/31/11_____

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loomis Sayles Distributors, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

____One Financial Center_____

              (No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Paul J Sherba_____617 482-2450_____

                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____PricewaterhouseCoopers_____

          (Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Paul J Sherba__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Loomis Sayles Distributors, L.P.__ , as of __December 31__ , 20__11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____

Signature

Financial Operations Principal
_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



pwc

Report of Independent Auditors

To the Partners of Loomis Sayles Distributors, L.P. (a wholly-owned subsidiary of Loomis, Sayles & Company, L.P.)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of Loomis Sayles Distributors, L.P. (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 7 to the financial statements, the Class J shares of the Loomis Sayles Investment Grade Bond Fund were subsequently liquidated on January 11, 2012, therefore eliminating future 12b-1 revenue and related distribution and service expenses as of that date.

PricewaterhouseCoopers LLP

February 24, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 459,663
Investment in Loomis Sayles affiliated fund, at fair value (cost $1,660,351)	1,783,078
Total assets	$ 2,242,741
Liabilities and Partners' Capital	
Accounts payable and accrued expenses	185,711
Total liabilities	185,711
Partners' Capital	
Limited partner	2,036,460
General partner	20,570
Total partners' capital	2,057,030
Total liabilities and partners' capital	$ 2,242,741

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Income
For the year ended
December 31, 2011

Income

Fee income from affiliated fund	$	852,078
Dividend income from affiliated funds		100,388
Total revenue		952,466

Expenses

Distribution and service expenses	815,705
Professional fees	24,000
Miscellaneous taxes & registration fees	89,241
Total expenses	928,946
Income from operations	23,520
Change in unrealized appreciation on investments	103,303
Net Income	$ 126,823

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Changes in Partners' Capital
For the year ended
December 31, 2011

	Limited Partner	General Partner	Total
Balance, December 31, 2010	$ 1,910,905	$ 19,302	$ 1,930,207
Net Income year ended December 31, 2011	125,555	1,268	126,823
Balance, December 31, 2011	$ 2,036,460	$ 20,570	$ 2,057,030

The accompanying notes are an integral
part of these financial statements

4

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows
For the year ended
December 31, 2011

Cash flows from operating activities:		
Net income	$	126,823
Adjustments to reconcile net income to net cash used		
by operating activites:		
Decrease in accounts receivable from affiliates		665
Decrease in accounts payable and accrued expenses		(84,179)
Increase in unrealized appreciation on investments		(103,303)
Net cash used by operating activities		(59,994)
Cash flows from investing activities:		
Purchase of Loomis Sayles affiliated mutual fund		(100,168)
Net cash used by investing activities		(100,168)
Cash flows from financing activities:		
Capital distributions to partners		-
Net cash (used)/provided by financing activities		-
Net decrease in cash and cash equivalents		(160,162)
Cash and cash equivalents balance, beginning of year		619,825
Cash and cash equivalents balance, end of year	$	459,663

The accompanying notes are an integral
part of these financial statements

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Notes to the Financial Statements

1. Organization

    Loomis Sayles Distributors, L.P. ("LSDLP" or the "Company") is the principal distributor for a certain Loomis Sayles Affiliated Mutual Fund and is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). LSDLP was organized as a Delaware limited partnership on July 23, 1996. Loomis Sayles Distributors, Inc. ("LSDInc"), a wholly-owned subsidiary of Loomis, Sayles & Company, L.P. ("LSCLP"), is the General Partner and has a 1% ownership interest in LSDLP. LSCLP is also the Limited Partner and has a 99% ownership interest in the Company.

    LSCLP is wholly owned by Natixis Global Asset Management, L.P. ("NGAM L.P."). NGAM L.P. is part of Natixis Global Asset Management ("NGAM"), an International asset management group based in Paris, France.

    The Board of Trustees of the Loomis Sayles Funds voted and approved on September 16, 2011 to suspend the sale of Class J shares of Loomis Sayles Investment Grade Bond Fund effective no later than October 17, 2011. By suspending the sale of the class J shares, load fees were eliminated as a revenue source as of this date.

    LSCLP has provided a written commitment to the Company to support its operating and regulatory capital requirements through January 1, 2013, if needed.

2. Significant Accounting Policies

    Revenue Recognition

    Fee income for administrative and distribution services is earned exclusively on the J class of the Loomis Sayles Investment Grade Bond Fund ("12b-1 revenue"), principally sold in Japan. Revenue is based on a percentage of the J class's average daily net assets and is collected on a monthly basis. Fee income from the Loomis Sayles Investment Grade Bond Fund, J class ("load fees") is earned by LSDLP based on a percentage of the offering price of the fund's shares at the time of sale of the J class.

    There is no reserve recorded as amounts due are based on contractual terms in formal agreements and collection is reasonably assured.

    Distribution and Service Expenses

    Distribution expenses represent fees paid to certain brokers for servicing and distributing the J class ("12b-1 fees") of the Loomis Sayles Investment Grade Bond Fund. The 12b-1 fees are based on the average net asset value of the J class and are paid quarterly. For the

Notes to the Financial Statements (continued)

year ended December 31, 2011, the Company incurred $543,803 in distribution expenses. In addition, the Company pays service fees to Natixis Asset Management Japan, Co., Ltd. (an affiliate of Natixis Global Asset Management Participations 1, which is wholly owned by NGAM). These fees are based on average net asset values of the J class of shares. These fees are paid quarterly. For the year ended December 31, 2011, the Company incurred $271,902 in service fees.

Income Taxes

No provision for federal income taxes is necessary in the financial statements of LSDLP because, as a partnership, it is not subject to federal income tax and the tax effect of its activities accrues to the partners.

Management has performed an analysis of LSDLP's tax positions taken on federal and state tax returns that remain subject to examinations and has concluded that no provisions for income tax are required. Management is not aware of any events that are reasonably possible to occur in the next twelve months that would result in the amounts of any unrecognized tax benefits significantly increasing or decreasing for LSDLP. However, management's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash of $63,694 consists of a bank depository account held at a national bank, and is stated at cost plus accrued interest, which approximates fair value. Certain amounts held in bank depository accounts are held in excess of federally insured limits.

Cash equivalents of $395,969 consist of amounts invested in the Reich & Tang Daily Income Fund, and the underlying investments are short term with original maturities of 90 days or less. Due to the short-term nature of these investments, the recorded amounts approximate fair value. Reich & Tang is an affiliate of NGAM L.P.

7

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Notes to the Financial Statements (continued)

Investments

Investments are principally investments in mutual funds sponsored by LSCLP. These investments are stated at fair value with unrealized gains and losses reported in the statement of operations. Realized gains and losses on the sale of these investments are included in income currently and are determined using the specific-identification method.

Fair Value Measurement

In accordance with accounting standards related to fair value measurement and disclosures, the Company has categorized the inputs utilized in determining the value of its assets and liabilities.

The various inputs that may be used to determine the value of LSDLP's investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 – quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments in active markets, interest rates and yield curves, prepayment speeds, credit risks, etc.); and

Level 3 – significant unobservable inputs (including the Fund's own assumptions about the assumptions that market participants would use in determining the fair value of investments).

The following table summarizes LSDLP's investments as of December 31, 2011, based on the inputs used to value them:

	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment in affiliated fund:				
Loomis Sayles Inflation Protected Securities Fund	$ 1,783,078	$ 1,783,078	$ -	$ -
Cash equivalent:				
Reich & Tang Daily Income Fund	395,969	395,969	-	-
Total	$ 2,179,047	$ 2,179,047	$ -	$ -

There were no significant transfers between Level 1 and Level 2 from the prior year.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Notes to the Financial Statements (continued)

3.   Transactions with Related Parties

LSDLP and LSCLP have an expense sharing agreement whereby LSDLP is responsible for all its direct expenses incurred in pursuit of its business. LSCLP will pay specified LSDLP expenses such as salary and benefits, bonuses, occupancy and equipment, distribution costs, system and telecommunication, professional fees, and other operating expenses. LSDLP has no obligation to reimburse or otherwise compensate LSCLP for payment of these specified expenses, nor will any of these expenses be apportioned back to LSDLP. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

4.   Net Capital Requirement

LSDLP is subject to Rule 15c3-1 (Uniform Net Capital Rule) under the United States Securities and Exchange Act of 1934 whereby required net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness or the minimum standards as defined. At December 31, 2011, LSDLP's net capital, as defined, was $1,888,634, $1,863,634 in excess of its minimum required net capital of $25,000. LSDLP's ratio of aggregate indebtedness to net capital was 0.098 to 1 at December 31, 2011. LSCLP has committed to fund operations in accordance with current funding needs of LSDLP.

LSDLP is exempt from Rule 15c3-3, under paragraph (k)(1). Because of this exemption, LSDLP has not included the schedules "Computation for Determination of Reserve Requirement Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3."

5.   Investment in Loomis Sayles Affiliated Funds

LSDLP's investments in the Loomis Sayles affiliated funds are recorded at fair value, in accordance with the securities industry practice, and any changes in the fair value of these investments are included in the statement of operations. At December 31, 2011, the fair value and cost of these investments was $1,783,078 and $1,660,351, respectively.

6.   Guarantees

In the normal course of business, the Company may enter into contracts and agreements that contain a number of representations and warranties, which provide indemnifications. The maximum exposure to the Company under these arrangements is

Notes to the Financial Statements (continued)

unknown, as this would involve future claims that may be against the Company that have not yet occurred. At December 31, 2011, there were no asserted claims brought against the Company.

7.   Subsequent Event

Management has evaluated the events and transactions that have occurred through February 24, 2012, the date the financial statements were issued.

The Class J shares of the Loomis Sayles Investment Grade Bond Fund were subsequently liquidated on January 11, 2012, therefore eliminating future 12b-1 revenue and related distribution and service expenses as of that date.



**Report of Independent Auditors on
Internal Control Required By SEC Rule 17a-5**

To the Partners of Loomis Sayles Distributors, L.P.:

In planning and performing our audit of the financial statements of Loomis Sayles Distributors, L.P. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2011

Net Capital

Total partners' capital	$ 2,057,030

Deductions

Haircut on investment in Loomis Sayles affiliated funds	168,396

Net capital	$ 1,888,634

Aggregate Indebtedness	$ 185,711

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 25,000

Net capital in excess of requirement	$ 1,863,634

Ratio: Aggregate indebtedness to net capital	0.098 to 1

Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between this computation of net capital and that filed by the company and included in its unaudited, Part IIA, FOCUS report as December 31, 2011.



LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)
(SEC File Number 8-49575)

FINANCIAL STATEMENTS

For the year ended
DECEMBER 31, 2011



LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)
(SEC File Number 8-49575)

FINANCIAL STATEMENTS

For the year ended
DECEMBER 31, 2011